UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. 3) (1)

                         Embotelladora Andina S.A.
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                  None *
                              (CUSIP Number)
              * CUSIP number for American Depositary Shares
                 representing Common Stock is 29081P 10 5


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121

                             February 21, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Company
     58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         41,962,864 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 41,962,864 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,962,864 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.04%

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

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                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola Interamerican Corporation
     13-1940209

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         41,962,864 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 41,962,864 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,962,864 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.04%

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

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                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Export Corporation
     13-1525101

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         41,962,864 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 41,962,864 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,962,864 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.04%

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 - 4 -
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                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola de Argentina S.A.
     (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         41,962,864 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 41,962,864 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,962,864 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.04%

14   TYPE OF REPORTING PERSON*
     CO
----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

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                          ATTACHMENT A


   Coca-Cola Interamerican Corporation owns directly in the aggregate 40,552,802 shares of Common Stock, no par value, of Embotelladora Andina S.A., and Coca-Cola de Argentina S.A. owns directly in the aggregate 1,410,062 shares of Common Stock, no par value, of Embotelladora Andina S.A. Coca-Cola de Argentina S.A. is a wholly owned subsidiary of The Coca-Cola Export Corporation, and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation are each wholly owned subsidiaries of The Coca-Cola Company.


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                         AMENDMENT NO. 3
                               TO
         STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                             OF THE
                  GENERAL RULES AND REGULATIONS
                            UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, no par value, of Embotelladora Andina S.A. ("Andina"). The legal address of Andina is Carlos Valdovinos 560, Casilla 488-3, Santiago, Chile, and the principal executive offices of Andina are located at Avenida Andres Bello No. 2687, 20th Floor, Casilla 7187, Santiago, Chile.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121, and KO's indirect wholly owned subsidiary, Coca-Cola de Argentina S.A. ("CC Argentina"), an Argentine corporation having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000.

     KO is the largest manufacturer and distributor of soft drink concentrates and syrups in the world. The Minute Maid Company (formerly known as Coca-Cola Foods), a division of The Coca-Cola Company, is the world's largest processor of packaged citrus products.

     Certain information with respect to the directors and executive officers of KO, Interamerican, Export and CC Argentina is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed
     Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of KO, Interamerican, Export and CC Argentina nor, to the best of their knowledge, any director, executive officer or controlling person of KO, Interamerican, Export or CC Argentina has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of KO, Interamerican, Export or CC Argentina or any director, executive officer or controlling person of KO, Interamerican, Export or CC Argentina was or is subject to a judgment, decree or final order enjoining future violations of, or

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     prohibiting or mandating activities subject to, or
     finding any violation with respect to federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following:

     The funds used by Interamerican to acquire additional shares of Common Stock of Andina on February 21, 1997 as described in Item 4 of this Schedule 13D were obtained from the working capital of Interamerican.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

     On February 21, 1997, Interamerican purchased from Andina for cash an additional 17,962,864 shares of Common Stock of Andina at a price per share equal to 2,264 Chilean pesos. These additional shares represent a portion of the shares which remained unpurchased by existing Andina stockholders who had preemptive rights by virtue of the issuance of shares of Common Stock of Andina to Bottling Investment Limited on December 17, 1996.

     Except as discussed herein or as previously disclosed in this Schedule 13D, none of KO, Export, Interamerican and CC
     Argentina has any plans or proposals which relate to or would result in:

       (i) The acquisition by any person of additional securities of Andina, or the disposition of securities of Andina;

      (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
           Andina or any of its subsidiaries;

     (iii) A sale or transfer of a material amount of assets of Andina or of any of its subsidiaries;

      (iv) A change in the present board of directors or management of Andina, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (v) Any material change in the present capitalization or dividend policy of Andina;

      (vi) Any other material change in Andina's business or corporate structure;

     (vii) Changes in Andina's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Andina by any person;

    (viii) Causing a class of securities of Andina to be delisted from a national securities exchange or to cease to be authorized to be

                                 - 8 -

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           quoted in an interdealer quotation system of a
           registered national securities association;

      (ix) A class of equity securities of Andina becoming eligible for termination of registration pursuant to
           Section 12(g)(4) of the Exchange Act; or

       (x) Any action similar to any of those enumerated above.

     However, KO, Export, Interamerican or CC Argentina at any time may propose any of the foregoing which it considers desirable.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following:

     On February 21, 1997, Interamerican purchased from Andina for cash an additional 17,962,864 shares of Common Stock of Andina at a price per share equal to 2,264 Chilean pesos. These additional shares represent a portion of the shares which remained unpurchased by existing Andina stockholders who had preemptive rights by virtue of the issuance of shares of Common Stock of Andina to Bottling Investment Limited on December 17, 1996.

     Following the purchase of shares of Andina Common Stock on February 21, 1997, Interamerican owns directly 40,552,802 shares of Common Stock of Andina, and CC Argentina owns directly 1,410,062 shares of Common Stock of Andina. As described in Item 2 of this Schedule 13D, Export, Interamerican and CC Argentina are direct or indirect subsidiaries of KO, and CC Argentina is a direct subsidiary of Export. Thus, following the purchase of shares of Andina Common Stock on February 21, 1997, KO, CC Argentina, Interamerican and Export collectively beneficially own and have sole voting and dispositive power over an aggregate of 41,962,864 shares of Common Stock (or, after giving effect to the Reclassification (as previously defined and described in the Schedule 13D dated September 5, 1996), 41,962,864 shares of Class A Stock of Andina and 41,962,864 shares of Class B Stock of Andina), or approximately 11.04% of the outstanding capital stock of Andina.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

Exhibit 99.1 -   Directors and Executive Officers



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                               SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: February 21, 1997


                              COCA-COLA INTERAMERICAN CORPORATION

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Vice President and
                                 Chief Financial Officer
Date: February 21, 1997


                              THE COCA-COLA EXPORT CORPORATION

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: February 21, 1997


                              COCA-COLA DE ARGENTINA S.A.

                              By: /s/ GLENN JORDAN
                                 Glenn Jordan
                                 President
Date: February 21, 1997



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                             EXHIBIT INDEX



EXHIBIT              DESCRIPTION

99.1     Directors and Executive Officers